SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number: 1-12744
MARTIN MARIETTA MATERIALS, INC.
PERFORMANCE SHARING PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road
Raleigh, North Carolina 27607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

F i n a n c i a l     S t a t e m e n t s     a n d     S u p p l e m e n t a l     S c h e d u l e
Martin Marietta Materials, Inc. Performance Sharing Plan
December 31, 2005 and 2004 and Year Ended December 31, 2005

Martin Marietta Materials, Inc. Performance Sharing Plan
Audited Financial Statements
and Supplemental Schedule
December 31, 2005 and 2004 and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Martin Marietta Materials, Inc., as Plan Administrator
We have audited the accompanying statement of net assets available for benefits of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits as of December 31, 2004 was audited by other auditors whose report thereon dated May 26, 2005, expressed an unqualified opinion on that statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the 2005 financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
                                                                                                                                      Dixon Hughes PLLC
Raleigh, NC
May 31, 2006

Martin Marietta Materials, Inc. Performance Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
	(In Thousands)
Assets
Interest in Master Trust, at fair value	$142,122	$120,149
Participant loans	2,546	2,330
Contributions receivable:
Employees	265	456
Martin Marietta Materials, Inc.	92	162

Net assets available for benefits	$145,025	$123,097

See accompanying notes.

Martin Marietta Materials, Inc. Performance Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005
(In Thousands)

Net assets available for benefits at beginning of year	$123,097
Additions to net assets attributed to:
Interest in net investment gain of Master Trust	15,509
Interest on participant loans	135
Contributions:
Employees	6,610
Martin Marietta Materials, Inc.	2,283
Rollovers	406

Total contributions	9,299

Transfers:
Transfer in from Martin Marietta Materials, Inc.
Southwest Division 401(k) Plan	9,136
Transfers in from other plans	33

Total transfers	9,169

Total additions	34,112

Deductions from net assets attributed to:
Distributions and withdrawals	11,727
Administrative expenses	457

Total deductions	12,184

Net increase in net assets available for benefits	21,928

Net assets available for benefits at end of year	$145,025

See accompanying notes.

Martin Materials, Inc. Performance Sharing Plan
Notes to Financial Statements
December 31, 2005
1. Accounting Policies
The financial statements of the Martin Marietta Materials, Inc. Performance Sharing Plan (the “Plan”) are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) along with the assets of the Martin Marietta Materials, Inc. Savings and Investment Plan. The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets are determined by closing prices on the last business day of the year for those securities traded on national exchanges and at the most recent sales prices for those securities traded in over-the-counter markets. Participant loans are valued at their cost basis, which are assumed to approximate their fair values. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis based on asset balances. Substantially all administrative expenses are paid by the Master Trust and allocated to each of the participating plans.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, including the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan providing eligible salaried employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax-deferred savings. Effective April 1, 2005, the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan was merged into the Plan and the Martin Marietta Materials, Inc. Savings and Investment Plan. Account balances for salaried participants of $9,135,558 were transferred into the Plan, and those employees became participants of the Plan on April 1, 2005.

Martin Materials, Inc. Performance Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Martin Marietta Materials, Inc. (the “Corporation”) is the Plan’s sponsor and also serves as the Plan administrator.
Employees are eligible to enroll in the Plan on the first day of the first pay period of the month following employment. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code (the “Code”) limitations on allowable compensation). Participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the employer match. A participant’s before-tax combined basic and supplementary contributions may not exceed 15% of that participant’s base pay.
Participants also have the option of making after-tax contributions to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 17% of base pay, subject to certain restrictions for highly compensated employees.
The Corporation matches the participants’ annual basic contributions (the first 7% of base pay) starting the first of the month following six months of employment. The amount of the Corporation’s match is equal to 50% of the basic contributions and is credited to participant accounts monthly. All participants are 100% vested in the value of their accounts, including employer contributions.
The participants’ investment options within the Master Trust include the Yield-Enhanced Short-Term Investment Fund, State Street S&P 500 Index Fund, Martin Marietta Materials, Inc. Common Stock Fund, Harbor Capital Appreciation Fund, State Street Daily Bond Market Fund, Vanguard Windsor Fund, Vanguard Explorer Fund and Vanguard International Growth Fund.
Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation.

Martin Materials, Inc. Performance Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Plan provides for participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $500. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Loans must be repaid at a minimum rate of $40 per month. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation’s 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.
Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions in a lump-sum payment at any time or defer any payment until the participant reaches the age of 70 1/2. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.
State Street Bank and Trust Company, a subsidiary of State Street Corporation, is the trustee of the Master Trust and CitiStreet LLC is the recordkeeper of the Master Trust and Plan.
Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant’s account.

Martin Materials, Inc. Performance Sharing Plan
Notes to Financial Statements (continued)
3. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated April 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
4. Master Trust
The Plan’s interest in the Master Trust’s net assets as of December 31, 2005 and 2004 was 66.49% and 69.24%, respectively. An analysis of investments and related investment income for the Master Trust is as follows:

	2005			2004
		Net
		Appreciation
	Interest	in	Fair Value	Fair Value
	and	Fair Value	at End of	at End of
	Dividends	During Year	Year	Year
	(In thousands)
Cash and cash equivalents	$1,710	$ —	$55,581	$49,652
Government bonds	—	193	8,719	6,473
Corporate bonds	—	109	4,904	3,641
Common stocks	3,573	17,094	144,555	113,768

	$5,283	$17,396	$213,759	$173,534

Martin Materials, Inc. Performance Sharing Plan
Notes to Financial Statements (continued)
4. Master Trust (continued)
The investments for the Master Trust are invested as follows:

	December 31,
	2005	2004
	(In thousands)
Vanguard Explorer Fund	$9,220	$5,216
Vanguard Windsor Fund	20,150	17,401
Vanguard International Growth Fund	12,173	7,895
* State Street Yield-Enhanced
Short-Term Investment Fund	55,581	49,652
* State Street Daily Bond Market Fund	13,623	10,114
* State Street S&P 500 Index Fund	46,289	40,254
Harbor Capital Appreciation Fund	13,502	11,647
* Martin Marietta Materials, Inc. Common Stock	43,221	31,355

	$213,759	$173,534

*	Indicates party-in-interest to the Plan.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Martin Marietta Materials, Inc. Performance Sharing Plan
EIN: 56-1848578 Plan Number: 005
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,		Current
(a)	Similar Party	Par or Maturity Value	(d)	Value
				(in thousands)
*	Interest in Master Trust	Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust		$142,122
*	Participant loans	Interest rates ranging from 5% to 10%		2,546

				$144,668

Note: Cost information has not been included in column (d) because all investments are participant directed.

*	Indicates party-in-interest to the Plan.

SIGNATURES
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC.
PERFORMANCE SHARING PLAN

By:	Martin Marietta Materials, Inc.
Plan Administrator

By:	Benefit Plan Committee

	By:	/s/ Anne H. Lloyd

Anne H. Lloyd
Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Document
23.01	Consent of Dixon Hughes PLLC

23.02	Consent of Ernst & Young LLP

23.03	Report dated May 26, 2005 of Ernst & Young LLP